

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Justin Hall
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, California 94608

      Re: NovaBay Pharmaceuticals, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed May 18, 2023
          File No. 001-33678

Dear Justin Hall:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed May 18, 2023

Pay-versus-Performance, page 36

1.   We note your disclosure in the pay versus performance table of negative amounts for your total shareholder return. It is not clear whether the amounts reported represent the dollar value, based on the cumulative total shareholder return as of the end of each year, of a fixed investment beginning at the measurement point of $100 dollars in your stock, as required by Regulation S-K Item 402(v)(2)(iv). Please ensure that you present your total shareholder return amounts in the table as required by Regulation S-K Item 402(v)(2)(iv).

2.   Regarding the table in footnote b of the "Reconciliation of Compensation Actually Paid Table" section, it is unclear what amounts are reflected in the columns titled "Period-over-period change in fair value of outstanding and unvested equity awards" and "Period-over-period change in fair value of equity awards granted in prior periods that vested in the period." Specifically, equity awards granted in prior years that either remain unvested or that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and end of the fiscal year or the vesting date, respectively, not the "period-over-period" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Regulation S-K Item 402(v)(2)(iii)(C)(1)(iv).

Please contact Meg Graham at 202-551-6521 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program